Exhibit 14

Lewis C. Pell

February 16, 2016

Board of Directors
Cogentix Medical, Inc.
5420 Feltl Road
Minnetonka, MN  55343

Re:            Cogentix Medical, Inc. ("Cogentix" or "Company")

Dear Board of Directors:
Now that almost a year has passed since the creation of Cogentix from the merger between Vision-Sciences and Uroplasty, circumstances compel me to write in my capacities as one of its Board members and largest shareholders, its largest lender, and a staunch believer in the great potential for our Company.  I am deeply disappointed by what I see as the unsatisfactory performance and empty vision of the Company's leadership at both the executive management and Board levels.  Having been the founder and largest stakeholder of Vision-Sciences, I at least as much as anyone made a commitment to – and placed enormous confidence in – the prospects of Cogentix.  Having a track-record of successfully developing numerous businesses over multiple decades in the medtech sector, I recognized the benefits from combining the technology, products and sales and marketing infrastructures involved in the merger forming Cogentix.  I have put a major financial commitment behind my confidence by, among other things, providing over $28 million in below-market loans to the Company.  However, I cannot stand by while the current executive management and Board leadership jeopardize the Company's full potential.
At a pivotal time, the Company now faces the decision whether to renew the lavish employment package of its CEO, Robert Kill, who also is Chairman (as well as wears other hats).  Mr. Kill enjoys compensation that is neither warranted by the Company's condition nor by market practices.  In fact, the shareholders at the time overwhelming opposed his pay package.  As do I.  It should not be renewed.  My profound concerns with the failures of Mr. Kill's leadership fall into several categories, including serious deficiencies in (1) economic performance; (2) corporate governance; and (3) strategic vision.
Economic Performance:  As for financial metrics, the stock price and market capitalization of Cogentix under the current leadership has taken a beating.  That is a reflection of the fact that investors perceive serious problems relating

Board of Directors
Cogentix Medical, Inc.
February 16, 2016

both to management and strategy flaws, which I further address below.  As a result, our stock price is down approximately 75% since the announcement of the merger last year.  Indeed, the Company's indebtedness now exceeds its total market capitalization.  We cannot have a tin ear to what the market is saying about Cogentix through its depressed stock price; instead, we must take the steps necessary as soon as possible to solve the holes in leadership and business planning to which the market is responding so negatively.
Corporate Governance:  As Board Chair, President and CEO, Mr. Kill exercises far too much control over the Company and the Board.  Except for me, none of the other Board members actually have significant stock holdings in the Company and, as a result, their interests are not sufficiently aligned with shareholders.  Instead, most of the other Board members are closely and personally aligned with Mr. Kill.  Although the Board obviously should act as an independent monitor and check on Mr. Kill's authority and decision-making, examples of failures to do so include:
•
As noted above, Mr. Kill through his multiple roles and personal relationships with Board members obtained a compensation package grossly out of line with what is warranted.  Despite the fact that shareholders overwhelmingly recommended against that level of pay, the Board majority still opted to bestow it on Mr. Kill to whom they appear beholden.

•
The recent decision by the Company's well-regarded CFO to depart has not only created a void but is read by the marketplace as a key insider's loss of confidence in the leadership and direction of the Company.  To then make matters worse, Mr. Kill left us in a position with no choice but to expand his power beyond his positions as Chair, President and CEO to include the Principal Accounting Officer function as well.  The consolidation of all these positions in a single individual is troublesome and inconsistent with best practices for corporate governance.  The market has said as much, since the stock significantly dropped the date his departure was announced and has fallen roughly 10% since that announcement.  In moving forward, we need to protect against continued vulnerability to power consolidation and must sensibly divide responsibilities to ensure that sufficient checks and balances – with teeth – are in place.

Board of Directors
Cogentix Medical, Inc.
February 16, 2016

Strategic Vision:  Not only have Mr. Kill and his Board allies presided over the loss of enormous shareholder value, but they have no sound strategy in place to put the Company on the path to achieve success.  Contrary to the goals at the time of the merger, management has not created product lines through R&D or acquisitions.  Nor do I support efforts aimed at the divestiture of some of the very assets that most consistently contribute steady revenue and positive margins.  To shed productive assets would undercut the Company's ability to finance the necessary development of projects core to accomplishing our growth goals.  I am suspicious that management and its Board allies may be more interested in finding means to generate short-term cash in order to pay for Mr. Kill's level of salary and to cover the Company's financial failures elsewhere.  The answer, however, is not about short-sighted asset sales, but about building relationships and with the medical community end users of our current and future products – something which I know first-hand is a necessary ingredient for success in our business, but which our CEO does not do nor evidently understand.
*            *            *
Given these failures on the part of the executive and Board leadership, I cannot silently watch missed opportunities for what can and should be a truly winning venture.  I therefore want to make known my goal and intentions to explore how best to make fundamental changes to the leadership of the Company, both at the executive and Board levels, in order to identify, pursue and put into place the talent and planning needed to steer the Company in the right direction.
As I believe that all shareholders should be aware of these serious issues regarding the Company, I intend to file this letter with an amendment to my Schedule 13D.
Very truly yours,

/s/ Lewis C. Pell

Lewis C. Pell